[Company Letterhead]

June 14, 2005

VIA EDGAR

Mr. David Ritenour
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

    RE:
    Jazz Semiconductor, Inc.
    Form S-1, File No. 333-112071
     Request for Confidential Treatment

Dear Mr. Ritenour:

        On January 21, 2004, in connection with the filing of its Registration Statement on Form S-1, Registration No. 333-112071 (the "Registration Statement"), Jazz Semiconductor, Inc. ("Jazz" or the "Company") submitted to the Staff a request for confidential treatment, as amended on April 15, 2004, of certain terms and provisions of the agreements filed as exhibits 10.1, 10.3, 10.5, 10.8, 10.10, 10.11, 10.12, 10.13, 10.14, 10.42, 10.43, 10.46, 10.48, 10.49, 10.50, 10.50, 10.51, 10.52, 10.53, 10.54, 10.55 and 10.56 to the Registration Statement (together the "Agreements "). The request was filed pursuant to Rule 406 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to Rule 477 of the Act, Jazz has now requested the withdrawal of the Registration Statement together with all exhibits thereto.

        As Jazz has determined that it will not proceed with the public offering of its common stock as contemplated by the Registration Statement, Jazz also requests withdrawal of its request for the Staff's review of the confidential treatment of information contained in the Agreements.

        If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Jonn Beeson of Latham & Watkins, (714) 540-1235.

Sincerely,

JAZZ SEMICONDUCTOR, INC.

/s/ SHU LI Shu Li President and Chief Executive Officer
cc:
Jonn R. Beeson, Esq.
Christopher L. Kaufman, Esq.
Carolyn H. Follis, Esq.